

Mail Stop 4631

August 4, 2009

via U.S. mail and facsimile

Paul J. Kane, Chief Financial Officer
Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania 19341

> **RE: Omega Flex, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 18, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 0-51372**

Dear Mr. Kane:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1 – Business, page 3

Description of Our Business, page 3

Overview of Current Business, page 5
Products, page 5

1. We note your disclosure on top of page 7 related to your DoubleTrac® pipe. In future filings, please provide some brief background information on "all necessary product approvals" required to be obtained in connection with this new product, the role that Underwriters Laboratories plays in product certification, and the product standards which are applicable to your product.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 16

2. We note that a favorable product mix partially offset the factors that caused a decline in your net sales. In future filings, please provide investors with insight as to how the product mix has changed, why there was a change in product mix, and whether the change may remain constant or differ in the future. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

3. In future filings, please quantify the impact changes in selling prices had on net sales. Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 24

4. We note that inventories are 26.3% and 23.4% of total assets as of December 31, 2008 and March 31, 2009, respectively. Further, we note that inventories declined 3% as of December 31, 2008 as compared to December 31, 2007; however, net sales declined 14.8% for fiscal year 2008 as compared to fiscal year 2007. Given the significance of inventories to total current assets and total assets and your liquidity for each period presented, we continue to urge you to provide investors with a detailed analysis of your assessment of its realizability based on the specific information and/or measures management uses to evaluate the realizability of inventories. In this regard, we note that the ratio of inventory to quarterly cost of goods sold has increased from 1.26 to 1.42 between March 31, 2008 and March 31, 2009. Please consider disclosing this ratio for each period presented and provide an explanation for

any material variances in this ratio. Please refer to comment 9 in our letter dated July 9, 2007, your response letter dated July 31, 2007, Item 303(A)(1) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for additional guidance.

Exhibit Index, page 53

5. Please tell us why you have not filed the agreement with Sovereign Bank, N.A. as an exhibit to your annual report. We note your Financing discussion on page 25.

Exhibit 31.1 – CEO Certification
Exhibit 31.2 – CFO Certification

6. In future filings:
   - please remove the chief executive officer and chief financial officer's title in the introductory line to each 302 certification; and
   - remove the parenthetical, "(if any)" included after material weaknesses you have included in paragraph 5.

   In this regard, Item 601(b)(31) of Regulation S-K requires that the certification must be provided exactly as stated therein. Also refer to SEC Release No. 33-8124 dated August 29, 2002 and SEC Staff Alert, Annual Report Reminders, dated March 4, 2005 for additional guidance.

Schedule 14A Definite Proxy Statement Filed on April 24, 2009

Board Reports, page 13

Compensation Committee Report, page 16

Base Salary, page 16

7. In future filings, please provide a qualitative and, to the extent possible, a quantitative discussion of the "pre-established business plan goals" which the committee takes in consideration for purposes of determining the amount of base salary for each named executive officer.

Incentive Bonus Plan, page 17

8. In future filings, please provide a quantitative discussion of the terms of your performance measurements under the bonus plan. For instance, discuss how you weight the averages of specific targets (i.e., EBIT and net sales). Also, it is unclear how you calculated the size of the bonus pool and what the actual bonus pool amount was for 2008. In future filings, please disclose the specific performance

measurements used to determine the size of the bonus pool and the bonus amount for each named executive officers. Include in your discussion a description of the formula used for purposes of determining the potential bonus amount, how the committee calculated the performance measurements and how it measured these goals against actual performance when it determined to pay the supplemental bonus amount of $859,000. Please see Items 402(o)(3) and (5) of Regulation S-K.

Long-Term Compensation, page 18

9. In future filings, please clarify whether disclosure such as is in the last paragraph of the Long-term Compensation disclosure relates to granting of units of phantom stock or some other benefit plan. Also, please explain what the acronym "OASDI" stands for. Based on your summary compensation table disclosure, it appears that during both fiscal years 2007 and 2008, no equity-based compensation grants were made. Also, it is not apparent how you have disclosed the 3% and 6% company contributions as percentages of base salary. Please explain this in future filings.

Executive Compensation, page 18

Summary Compensation Table, page 18

10. Please tell us how you are reporting the numbers in the "Bonus" column. Your narrative disclosure suggests that while part of the bonus (i.e. the $859,000 supplemental bonus amount) was discretionarily awarded, the rest was payable under the incentive bonus plan pursuant to performance measures. Please note that the compensation reported in the "Bonus" column should be of a discretionary nature. See Item 402(n)(2)(iv) of Regulation S-K and Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

11. We note your disclosure about the missing columns in the summary compensation table; however, there is no disclosure about why you have not provided any disclosure pursuant to Item 402(p) of Regulation S-K. Please advise.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Consolidated Statements of Cash Flows, page 5

12. In future filings, please revise your presentation of operating activities using the indirect method to arrive at cash flows from operating activities to begin with net income instead of net income attributable to Omega Flex, Inc. Refer to paragraph 28

of SFAS 95 for guidance. In this regard, please note that SFAS 160 revised the definition of net income. Refer to paragraphs 29-30 of Appendix A to SFAS 160 for additional guidance.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Changes in Financial Condition, page 15

13. In future filings, please disclose the amount of the inventory write-down, as the write-down appears to have materially impacted inventories and gross profit margins for the first quarter of fiscal year 2009. Refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

Results of Operations, page 16

14. We note that your net sales began declining in the fourth quarter of fiscal year 2008 and have continued to decline in the first quarter of fiscal year 2009. In future filings, please include disclosure that explains the actions management is taking to address the material decline in net sales, if anything. Further, it appears as though, while net sales have materially declined, operating expenses have remained relatively static. In future filings, please also communicate to investors what actions, if any, management is taking to manage/control costs in light of the material decline in net sales. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

15. In future filings, please enhance your disclosure to discuss the amount of each significant change in line items between periods and the reasons for it. In circumstances where there is more than one reason for the change, attempt to quantify the incremental impact of each individual reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 19

16. In future filings, please provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations, and ensure you clearly disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity. In addition, please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the decline in the residential construction industry, to affect other sources of liquidity.

Item 4 – Controls and Procedures, page 21

17. We note your disclosure that the company's disclosure controls and procedures are
    designed to "ensure that the Company records, processes, summarizes and reports in a
    timely manner the information required to be disclosed in the periodic reports filed by
    the Company". This description appears to be based on the definition of disclosure
    controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the
    Exchange Act. As described, however, the evaluation does not fully conform to the
    definition in those rules. Specifically, the description does not indicate that your
    disclosure controls and procedures are effective to ensure that information is
    accumulated and communicated to management, including the principal executive
    and financial officers, as appropriate to allow timely decisions regarding required
    disclosure. Please confirm this to us and revise accordingly in future filings.
    Alternatively, you may simply state in future filings that your certifying officers
    concluded on the applicable dates that your disclosure controls and procedures were
    effective.

Exhibit 31.1 – Certification of Chief Executive Officer of Omega Flex, Inc. pursuant to
Rule 15(d-14(a) promulgated under the Securities Exchange Act of 1934, as amended

Exhibit 31.2 – Certification of Chief Financial Officer of Omega Flex, Inc. pursuant to
Rule 15(d-14(a) promulgated under the Securities Exchange Act of 1934, as amended

18. We note that the preamble of Section 4 of each certification is missing the reference
    to internal control over financial reporting and section 4(b) of the certification is
    missing it its entirety. As noted above, Item 601(b)(31) of Regulation S-K requires
    that the certification must be provided exactly as stated therein. Please amend your
    filing to correct both certifications.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed
response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Era Anagnosti, Staff Attorney, at (202) 551-3369, or in her absence, Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

Terence O'Brien
Accounting Branch Chief